September 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Jan Woo
Jeffrey Kauten
Kathleen Collins
Joyce Sweeney

Re:	JFrog Ltd.
Registration Statement on Form S-1
(File No. 333-248271)

Acceleration Request
Requested Date:	Tuesday, September 15, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between September 8, 2020 through the date hereof, approximately 600 copies of the Preliminary Prospectus of JFrog Ltd., an Israeli company (the “Registrant”), dated September 8, 2020, were distributed to prospective underwriters/dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on September 15, 2020, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

As representatives of the Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Wang
Name:	Lucy Wang
Title:	Managing Director

By:	BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director